FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 1998

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate)

                (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1. NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

   Ted C. Feigenbaum, Executive Vice President and Chief Nuclear Officer Northeast Utilities Service Company
   P.O. Box 270, Hartford, Connecticut 06141-0270

2. NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

   None.

3. REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED IS REGULARLY EMPLOYED OR RETAINED.

   Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries.

4. POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

   The undersigned is Executive Vice President and Chief Nuclear Officer of Northeast Utilities Service Company. He will represent Northeast Utilities Service Company and other Northeast Utilities system companies, as and when appropriate, in connection with the nuclear issues and other matters before theurities and Exchange Commission, the Department of Energy and Congress or any member or committee thereof, or some of such bodies.

5. (A) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (A) AS SUPPLEMENTARY STATEMENT ONLY.)

                                                               Person or
                                                             company from
                                                             whom received
                           Salary or other compensation         or to be
    Name of recipient                                           received
                                            to be received
                              (a)                (b)

    Ted C. Feigenbaum   To be included    To be included     Northeast Utilities
                        in supplemental   in supplemental    Service Company
                        statement.        statement.

     (b)  Basis for compensation if other than salary.

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

          (a)  Total amount of routine expenses charged to client:  $   None
          (b)  Itemized list of all other expenses:   No other expenses.

      Date   January 26, 1996           (Signed)     /s/Ted C. Feigenbaum